Jake Kostman ... 🎥 ⏹ ✕

Book an appointment

of Energy. The LoI is due in early January. Interested in finding the right focus topic for your technology?

Swarna Shiv (She/Her) · 8:47 AM

Hi Jake, thanks for reaching out. What are the upfront costs and/ or success fees associated with using Eagle Point Funding?

FRIDAY

Swarna Shiv (She/Her) · 1:08 PM

Hi Jake, also we are raising capital right now on https://wefunder.com/unsmudgeable/

Invest in Unsmudgeable: Never Wipe your Glasses Again™

wefunder.com

Feel free to check it out! 🤘 👍 😊 😮